Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus dated February 7, 2017

Registration Statement No. 333-214021

February 8, 2017

Clipper Realty Inc.

Common Stock

This free writing prospectus relates to the initial public offering of shares of common stock of Clipper Realty Inc.(the “Company”) and should be read together with the preliminary prospectus dated February 7, 2017 (the “Preliminary Prospectus”) that was included in Amendment No. 4 to the Registration Statement on Form S-11 relating to this offering. On February 8, the Company filed Amendment No. 5 to the Registration Statement on Form S-11 relating to this offering of the Company’s common stock (“Amendment No. 5”) which may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1649096/000161577417000417/s105259_s11a.htm

The following disclosure is intended to update and supplement the information contained in the Preliminary Prospectus and is reflected in Amendment No. 5.

The disclosure contained in the Preliminary Prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Net operating income” on page 91 is deleted in its entirety.

The following disclosure is intended to update and replace the information contained in the Preliminary Prospectus under the caption “Our Business and Properties—Our Competitive Strengths—Strong Internal Growth Prospects” on page 95. The only change is the deletion of sentences that described income from operation and net operating income at Flatbush Gardens for certain periods.

•	Strong Internal Growth Prospects. We have substantial rent growth potential within our current portfolio as a result of the strong historical and projected future rental rate growth within our submarkets, contractual fixed rental rate increases included in our leases, incremental rent potential from the lease-up of our portfolio and anticipated rent increases resulting from our ongoing property repositioning efforts. For the 141 Livingston Street property, the main commercial tenant, the City of New York, entered in December 2015 into a new 10-year lease, resulting in an overall increase in annual rental revenue of approximately 149% as compared to the prior lease. For the 250 Livingston Street property, a property featuring a similar class of office space as the nearby 141 Livingston Street property, the same tenant has two leases expiring in August 2020. We recently entered into a lease renewal and amendment agreement to renew a lease that terminated in December 2016 on annual terms that increased rent by approximately $2.6 million. Should new leases for the leases expiring in August 2020 be entered into on the same annual terms (adjusted for the increase of rent under the 141 Livingston Street lease to $50.00 per square foot beginning the sixth year of that lease), the implied increase in annualized rent for those leases would be $9.4 million beginning in September 2020. For the residential Tribeca House properties, we believe we can achieve substantial increases in rents based on comparable rents in the Tribeca neighborhood and our intention to improve service levels and quality of finishes in the buildings commensurate with standards at comparable buildings in the neighborhood. Currently, residential rents in our Tribeca House properties average approximately $68 per square foot, whereas comparable residential rents in the Tribeca neighborhood average in excess of $80 per square foot (based on StreetEasy listings as of January 30, 2017), indicating an opportunity to increase our total 2016 rental revenue as of January 30, 2017 by approximately $7.1 million per year ($5.8 million predicated on attainment of market rents and $1.3 million on attainment of higher occupancy). As of January 29, 2017, 0.2% of the apartments in our Tribeca House properties rented below $50 per square foot, 14.2% rented between $50 and $60 per square foot, 36.9% rented between $60 and $70 per square foot, 33.1% rented between $70 and $80 per square foot, 12.2% rented between $80 and $90 per square foot, and 3.3% rented above $90 per square foot (compared to percentages of 3.4%, 23.8%, 42.2%, 23.6%, 6.3% and 0.8%, respectively, as of March 31, 2015, the end of the first full quarter following the acquisition of the property). (We also expect that real estate tax expense will increase by approximately $3.7 million as a result of cessation of certain exemptions and abatements and increased assessments.) In 2016, we experienced an 11.5% increase in rents on approximately 181 new leases in addition to a 3.7% increase in rents for renewing tenants. At the newly acquired Aspen property, we believe there is an opportunity to increase rents over one to three years for the units with no rental restrictions (approximately 55% of the units) from the existing $38 per square foot closer to comparable rentals in the immediate neighborhood which on average are in excess of $50 per square foot, as measured by StreetEasy listings as of January 30, 2017 for doorman rentals eight blocks north, four blocks south and three blocks west of the Aspen property. For the Flatbush Gardens residential complex, we believe we can achieve steady increases in rent approximating $1 to $2 million total per year as a result of our property renovation programs and increases in market rents already experienced in surrounding neighborhoods. In 2016, we experienced a 25.1% increase in rents on approximately 254 new leases in addition to a 3.4% annual increase in rents for renewing tenants. Average rent per square foot increased from $18.88 (94.4% occupancy) at December 31, 2013 to $19.69 (95.6% occupancy) at December 31, 2014 to $20.63 (97.0% occupancy) at December 31, 2015 and $21.52 at January 31, 2017 (96.8% occupancy). Since acquisition in 2005, the average rent per square foot has risen from approximately $13.25 to approximately $21.52, a 62% increase. As a result of the rent stabilization laws and regulations of New York City (including, in particular, a determination of the New York City Rent Guidelines Board in June 2016), effective for at least one year beginning October 1, 2016, increases for rent stabilized apartments, comprising approximately 46% of our apartments at our Flatbush Gardens property, will be limited to no increase for one-year leases and 2% for two-year leases. See “Risk Factors—Risks Related to Real Estate—Multi-family residential properties are subject to rent stabilization regulations, which limit our ability to raise rents above specified maximum amounts and could give rise to claims by tenants that their rents exceed such specified maximum amounts.”

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting FBR Capital Markets & Co., Attention: Prospectus Department, 1300 17th Street North, Suite 1400, Arlington, Virginia 22209, or by calling 800-846-5050; or Raymond James & Associates, Inc., 880 Carillon Parkway, St. Petersburg, FL 33716, Attention: Equity Syndicate, or by calling 800-248-8863.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.